                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT


[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

[_]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


               COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                        1333 West Loop South, Suite 1700
                              Houston, Texas 77027

               COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN


                                                                       Page

Report of Independent Auditors                                           1

Audited Financial Statements

Statements of Net Assets Available for Benefits                          2
Statement of Changes in Net Assets Available for Benefits                3
Notes to Financial Statements                                            4

Signature                                                               15

Consent of Independent Auditors                                         16

                         Report of Independent Auditors

The Participants and Administrator
Cooper Cameron Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Retirement Savings Plan as of December 31, 2001 and December 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the one day ended December 31, 2001 and the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and December 30, 2001 and 2000, and the changes in its net assets available for benefits for the one day ended December 31, 2001 and the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ ERNST & YOUNG LLP
Houston, Texas
June 14, 2002

               Cooper Cameron Corporation Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                             December 31           December 30           December 30
                                                 2001                  2001                  2000
                                        -------------------------------------------------------------------
Assets
Contributions receivable:
   Employer                                 $        735,801      $        735,801      $        991,307
                                        -------------------------------------------------------------------
Total contributions receivable                       735,801               735,801               991,307

Plan interest in Cooper Cameron
   Corporation Master Trust for Defined
   Contribution Plans:                           280,714,720           282,798,036           325,106,349
                                        -------------------------------------------------------------------
Net assets available for benefits          $     281,450,521     $     283,533,837     $     326,097,656
                                        ===================================================================





See accompanying notes.

               Cooper Cameron Corporation Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                  One day ended            Year ended
                                                                   December 31             December 30
                                                                       2001                    2001
                                                              ---------------------------------------------
Additions:
   Contributions:
      Employer                                                   $               -     $       9,583,957
      Employee                                                                   -            14,401,580
      Rollovers                                                                  -             1,052,450
                                                              ---------------------------------------------
   Total contributions                                                           -            25,037,987

Total additions                                                                  -            25,037,987

Deductions:
   Benefits paid to participants                                                 -            23,149,570
   Net investment loss from Cooper Cameron:
   Corporation Master Trust for Defined Contribution Plans,
      net of expenses                                                    2,083,316            46,881,188
                                                              ---------------------------------------------
Total deductions                                                         2,083,316            70,030,758


Other changes in net assets:
   Net asset admissions                                                          -             2,428,952
                                                              ---------------------------------------------
Net decrease                                                            (2,083,316)          (42,563,819)


Net assets available for benefits at:

   Beginning of period                                                 283,533,837           326,097,656
                                                              ---------------------------------------------
   End of period                                                 $     281,450,521     $     283,533,837
                                                              =============================================





See accompanying notes.

               Cooper Cameron Corporation Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2001

1. Description of the Plan

Cooper Cameron Corporation Retirement Savings Plan (the "Plan") is a contributory, defined contribution plan sponsored by Cooper Cameron Corporation (the "Company"), with cash or deferred provisions described in Section 401(k) of the Internal Revenue Code ("IRC"). All employees of the Company and its affiliated subsidiaries (except those covered by a collective bargaining agreement) that have adopted the Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective April 27, 2001, the Company acquired Nickles Industrial Manufacturing Company. As a result of the acquisition, the Plan was amended to allow account balances of all active employees under the Nickles Machine Corporation Defined Contribution Matching Plan and Trust who were hired by the Company as of the closing date of the Asset Purchase Agreement to be transferred to the Plan. Assets of approximately $2.4 million were transferred to the Plan.

Effective December 31, 2001, the Plan was amended to change the Plan year end from December 30 to December 31.

Plan participants can elect to make pre-tax contributions from 1% to 16% of compensation. The Company matches 100% of the employee contributions up to a maximum of 3% and 50% of additional employee contributions up to 6%.

The Company's matching contributions consist of shares of Company stock, which are invested in the Cooper Cameron Stock Fund. Participants are 100% vested in the Company's matching contributions. Participants who have attained age 55 may elect to make irrevocable transfers of their interest in the Cooper Cameron Stock Fund in 1% increments to one or more of the allocable funds defined below.

In addition to the matching contributions, the Company makes profit sharing contributions to specific employees of certain Participating Units as defined in the Plan. The profit sharing contributions are based on hours actively worked and specified contribution rates. Hours actively worked include overtime, holiday, and vacation hours, but exclude any other paid hours for absences during which no duties are performed. The Company's profit sharing contributions are allocated among the fund options based on employee elections. Vesting in the Company's profit sharing contributions is on a graduated scale, with 100% vesting after five years of service. Amounts which are forfeited due to termination of employment reduce the future profit sharing contributions of the Company.

               Cooper Cameron Corporation Retirement Savings Plan

1. Description of the Plan (continued)

Any participant who is receiving compensation other than severance pay from the Company and has not had an outstanding loan from the Plan for at least one month may apply for a loan. Any loan granted to such a participant shall be deemed an investment made for such participant's benefit and shall be held and reflected in the separate accounts of such a participant as a charge for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan (maximum of five years) as determined by the Company in the year of issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

More detailed information about the Plan, including the funding, vesting, and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company's Corporate Office.

2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

               Cooper Cameron Corporation Retirement Savings Plan

2. Significant Accounting Policies (continued)

Investments

The Plan's investments are held in the Cooper Cameron Corporation Master Trust (the "Master Trust"). Nationwide Trust Company is the trustee. Following is a summary of the investment accounts of the Master Trust and the Plan's beneficial interest in the investment accounts as of December 31, 2001 and December 30, 2001 and 2000.

                                                                        Beneficial Interest
                                                       December 31         December 30       December 30
                                                           2001               2001             2000
                                                     ------------------------------------------------------
Cooper Cameron Stock Fund                                  98.42%            98.46%           97.39%
PRIMCO Stable Value Fund                                   91.12             91.07            87.80
Deutsche Institutional Equity 500 Index Fund               95.76             95.82            94.64
PIMCO Total Return A Fund                                  89.90             89.81            86.76
Washington Mutual Investors Fund                           90.39             90.41            87.57
MFS Massachusetts Investors Growth A Fund                  94.12             94.19            93.10
Franklin Balance Sheet Investment A Fund                   91.64             91.61            87.92
Lord Abbett Developing Growth A Fund                       93.65             93.72            92.06
EuroPacific Growth Fund                                    93.34             93.37            92.46
Real Estate Fund                                          100.00            100.00           100.00
Loan Fund                                                  99.58             99.58            99.75

The Master Trust's security transactions are accounted for on the date the securities are purchased or sold. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

The Master Trust's investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Investments in money market funds are stated at cost, which approximates fair value. Real estate is stated at estimated fair value based on the most recent appraisal.

               Cooper Cameron Corporation Retirement Savings Plan

2. Significant Accounting Policies (continued)

Investment contracts within the PRIMCO Stable Value Fund, with varying contract rates and maturity dates, are fully benefit responsive and are therefore stated at contract value. Contract value represents cost plus accrued income. Although it is management's intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. The INVESCO Group Trust for Employee Benefit Plans is a 103-12 investment entity, in which the assets of multiple qualified plans are invested by the sponsor, PRIMCO Capital Management, and is comprised of bank-issued synthetic contracts.

The Plan's beneficial interest in the Loan Fund consists primarily of monies borrowed by participants from their account balances in the funds. Repayments of principal and interest are allocated to the participants' account balances in the funds based on the participants' current investment elections. The Plan's beneficial interest in the Loan Fund reflects the current principal outstanding on these participant loans, which approximates fair value.

The Master Trust provides for various investments in common stock, mutual funds, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, and benefit payments) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

               Cooper Cameron Corporation Retirement Savings Plan

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

The following tables present the fair value of investments for the separate investment accounts of the Master Trust in which the Plan participates:




                                                                       Cooper       Washington                      MFS
                                                                      Cameron         Mutual        PRIMCO      Massachusetts
                                                                       Stock        Investors    Stable Value    Investors
December 31, 2001                                                      Fund           Fund          Fund       Growth A Fund
                                                                      -------------------------------------------------------
Assets:
   Cash                                                               $    49,730   $         -   $         -   $         -
   Net unsettled sales of investments                                     747,156             -             -             -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                  485,323             -             -             -
      Cash Management Trust of America                                          -             -     2,947,173             -
      Cooper Cameron Corporation Common Stock                          72,431,025             -             -             -
      Washington Mutual Investors Fund                                          -    30,792,886             -             -
      MFS Massachusetts Investors Growth A Fund                                 -             -             -    32,313,985
      Deutsche Institutional Equity 500 Index Fund                              -             -             -             -
      PIMCO Total Return A Fund                                                 -             -             -             -
      Franklin Balance Sheet Investment A Fund                                  -             -             -             -
      Lord Abbett Developing Growth A Fund                                      -             -             -             -
      EuroPacific Growth Fund                                                   -             -             -             -
   Investments at estimated fair value or contract value:

      Investment contracts                                                      -             -    37,651,137             -
      INVESCO Group Trust for Employee Benefit Plans                            -             -    14,935,985             -
      Loans to participants                                                     -             -             -             -
      Real estate                                                               -             -             -             -
                                                                      -------------------------------------------------------
   Total investments                                                   72,916,348    30,792,886    55,534,295    32,313,985
                                                                      -------------------------------------------------------
Total assets                                                           73,713,234    30,792,886    55,534,295    32,313,985
                                                                      -------------------------------------------------------

Liabilities:
   Net unsettled purchases of investments                                 365,228             -             -             -
                                                                      -------------------------------------------------------
Net assets available to participating plans                           $73,348,006   $30,792,886   $55,534,295   $32,313,985
                                                                      =======================================================


                                                                                    Deutsche                   Franklin
                                                                                 Institutional               Balance Sheet
                                                                     Real Estate  Equity 500   PIMCO Total   Investment A
December 31, 2001                                                       Fund      Index Fund  Return A Fund      Fund
                                                                      -------------------------------------------------------
Assets:
   Cash                                                               $      -   $         -   $         -   $         -
   Net unsettled sales of investments                                        -             -             -             -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                               519,973             -             -             -
      Cash Management Trust of America                                       -             -             -             -
      Cooper Cameron Corporation Common Stock                                -             -             -             -
      Washington Mutual Investors Fund                                       -             -             -             -
      MFS Massachusetts Investors Growth A Fund                              -             -             -             -
      Deutsche Institutional Equity 500 Index Fund                           -    29,951,207             -             -
      PIMCO Total Return A Fund                                              -             -    33,186,711             -
      Franklin Balance Sheet Investment A Fund                               -             -             -    13,824,686
      Lord Abbett Developing Growth A Fund                                   -             -             -             -
      EuroPacific Growth Fund                                                -             -             -             -
   Investments at estimated fair value or contract value:

      Investment contracts                                                   -             -             -             -
      INVESCO Group Trust for Employee Benefit Plans                         -             -             -             -
      Loans to participants                                                  -             -             -             -
      Real estate                                                       72,479             -             -             -
                                                                      -------------------------------------------------------
   Total investments                                                   592,452    29,951,207    33,186,711    13,824,686
                                                                      -------------------------------------------------------
Total assets                                                           592,452    29,951,207    33,186,711    13,824,686
                                                                      -------------------------------------------------------


Liabilities:
   Net unsettled purchases of investments                                    -             -             -             -
                                                                      -------------------------------------------------------
Net assets available to participating plans                           $592,452   $29,951,207   $33,186,711   $13,824,686
                                                                      =======================================================




                                                                     Lord Abbett
                                                                      Developing
                                                                       Growth A    EuroPacific
December 31, 2001                                                        Fund      Growth Fund   Loan Fund
                                                                      -------------------------------------
Assets:
   Cash                                                               $        -   $         -   $        -
   Net unsettled sales of investments                                          -             -            -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                       -             -            -
      Cash Management Trust of America                                         -             -            -
      Cooper Cameron Corporation Common Stock                                  -             -            -
      Washington Mutual Investors Fund                                         -             -            -
      MFS Massachusetts Investors Growth A Fund                                -             -            -
      Deutsche Institutional Equity 500 Index Fund                             -             -            -
      PIMCO Total Return A Fund                                                -             -            -
      Franklin Balance Sheet Investment A Fund                                 -             -            -
      Lord Abbett Developing Growth A Fund                             9,611,825             -            -
      EuroPacific Growth Fund                                                  -    12,221,450            -
   Investments at estimated fair value or contract value:

      Investment contracts                                                     -             -            -
      INVESCO Group Trust for Employee Benefit Plans                           -             -            -
      Loans to participants                                                    -             -    7,526,102
      Real estate                                                              -             -            -
                                                                      -------------------------------------
   Total investments                                                   9,611,825    12,221,450    7,526,102
                                                                      -------------------------------------
Total assets                                                           9,611,825    12,221,450    7,526,102
                                                                      -------------------------------------

Liabilities:
   Net unsettled purchases of investments                                      -             -            -
                                                                      -------------------------------------
Net assets available to participating plans                           $9,611,825   $12,221,450   $7,526,102
                                                                      =====================================

               Cooper Cameron Corporation Retirement Savings Plan

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)


                                                                       Cooper       Washington                      MFS
                                                                      Cameron         Mutual        PRIMCO      Massachusetts
                                                                       Stock        Investors    Stable Value    Investors
December 31, 2001                                                      Fund           Fund          Fund       Growth A Fund
                                                                      -------------------------------------------------------
Assets:
   Cash                                                               $   682,238   $         -   $         -   $         -
   Net unsettled sales of investments                                     519,688             -             -             -
   Income receivable                                                            -             -       234,461             -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                  410,586             -             -             -
      Cash Management Trust of America                                          -             -     2,952,740             -
      Cooper Cameron Corporation Common Stock                          74,112,409             -             -             -
      Washington Mutual Investors Fund                                          -    30,847,678             -             -
      MFS Massachusetts Investors Growth A Fund                                 -             -             -    32,715,117
      Deutsche Institutional Equity 500 Index                                   -             -             -             -
      PIMCO Total Return A Fund                                                 -             -             -             -
      Franklin Balance Sheet Investment A Fund                                  -             -             -             -
      Lord Abbett Developing Growth A Fund                                      -             -             -             -
      EuroPacific Growth Fund                                                   -             -             -             -
   Investments at estimated fair value or contract value:                       -
      Investment contracts                                                      -             -    37,411,496             -
      INVESCO Group Trust for Employee Benefit Plans                            -             -    14,933,443             -
      Loans to participants                                                     -             -             -             -
      Real estate                                                               -             -             -             -
                                                                      -------------------------------------------------------
   Total investments                                                   74,522,995    30,847,678    55,297,679    32,715,117
                                                                      -------------------------------------------------------
Total assets                                                           75,724,921    30,847,678    55,532,140    32,715,117
                                                                      -------------------------------------------------------

Liabilities:
   Net unsettled purchases of investments                                 740,055             -             -             -
                                                                      -------------------------------------------------------
Net assets available to participating plans                           $74,984,866   $30,847,678   $55,532,140   $32,715,117
                                                                      =======================================================




                                                                                    Deutsche                   Franklin
                                                                                 Institutional               Balance Sheet
                                                                     Real Estate  Equity 500   PIMCO Total   Investment A
December 31, 2001                                                       Fund      Index Fund  Return A Fund      Fund
                                                                      ----------------------------------------------------
Assets:
   Cash                                                               $      -   $         -   $         -   $         -
   Net unsettled sales of investments                                        -             -             -             -
   Income receivable                                                         -             -             -             -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                               519,143             -             -             -
      Cash Management Trust of America                                       -             -             -             -
      Cooper Cameron Corporation Common Stock                                -             -             -             -
      Washington Mutual Investors Fund                                       -             -             -             -
      MFS Massachusetts Investors Growth A Fund                              -             -             -             -
      Deutsche Institutional Equity 500 Index                                -    30,346,748             -             -
      PIMCO Total Return A Fund                                              -             -    32,890,563             -
      Franklin Balance Sheet Investment A Fund                               -             -             -    13,783,667
      Lord Abbett Developing Growth A Fund                                   -             -             -             -
      EuroPacific Growth Fund                                                -             -             -             -
   Investments at estimated fair value or contract value:
      Investment contracts                                                   -             -             -             -
      INVESCO Group Trust for Employee Benefit Plans                         -             -             -             -
      Loans to participants                                                  -             -             -             -
      Real estate                                                       72,479             -             -             -
                                                                      ----------------------------------------------------
   Total investments                                                   591,622    30,346,748    32,890,563    13,783,667
                                                                      ----------------------------------------------------
Total assets                                                           591,622    30,346,748    32,890,563    13,783,667
                                                                      ----------------------------------------------------

Liabilities:
   Net unsettled purchases of investments                                    -             -             -             -
                                                                      ----------------------------------------------------
Net assets available to participating plans                           $591,622   $30,346,748   $32,890,563   $13,783,667
                                                                      ====================================================



                                                                     Lord Abbett
                                                                      Developing
                                                                       Growth A    EuroPacific
December 31, 2001                                                        Fund      Growth Fund   Loan Fund
                                                                      -------------------------------------
Assets:
   Cash                                                               $        -   $         -   $        -
   Net unsettled sales of investments                                          -             -            -
   Income receivable                                                           -             -            -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                       -             -            -
      Cash Management Trust of America                                         -             -            -
      Cooper Cameron Corporation Common Stock                                  -             -            -
      Washington Mutual Investors Fund                                         -             -            -
      MFS Massachusetts Investors Growth A Fund                                -             -            -
      Deutsche Institutional Equity 500 Index                                  -             -            -
      PIMCO Total Return A Fund                                                -             -            -
      Franklin Balance Sheet Investment A Fund                                 -             -            -
      Lord Abbett Developing Growth A Fund                             9,724,211             -            -
      EuroPacific Growth Fund                                                  -    12,278,667            -
   Investments at estimated fair value or contract value:
      Investment contracts                                                     -             -            -
      INVESCO Group Trust for Employee Benefit Plans                           -             -            -
      Loans to participants                                                    -             -    7,526,102
      Real estate                                                              -             -            -
                                                                      -------------------------------------
   Total investments                                                   9,724,211    12,278,667    7,526,102
                                                                      -------------------------------------
Total assets                                                           9,724,211    12,278,667    7,526,102
                                                                      -------------------------------------

Liabilities:
   Net unsettled purchases of investments                                      -             -            -
                                                                      -------------------------------------
Net assets available to participating plans                           $9,724,211   $12,278,667   $7,526,102
                                                                      =====================================


               Cooper Cameron Corporation Retirement Savings Plan

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

The following tables present the fair value of investments for the separate investment accounts of the Master Trust in which the Plan participates:



                                                                       Cooper       Washington                      MFS
                                                                      Cameron         Mutual        PRIMCO      Massachusetts
                                                                       Stock        Investors    Stable Value    Investors
December 31, 2000                                                      Fund           Fund          Fund       Growth A Fund
                                                                      -------------------------------------------------------
Assets:
   Cash                                                                $    894,457   $         -   $         -   $         -
   Income receivable                                                              -             -         7,158             -
   Net unsettled sales of investments                                     1,217,856             -             -             -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                     48,516             -             -             -
      Cash Management Trust of America                                            -             -     3,984,937             -
      Cooper Cameron Corporation Common Stock                           100,842,527             -             -             -
      Washington Mutual Investors Fund                                            -    31,264,706             -             -
      MFS Massachusetts Investors Growth A Fund                                   -             -             -    47,309,768
      Deutsche Institutional Equity 500 Index Fund (formerly Bankers
         Trust Institutional Equity 500 Index Fund)                               -             -             -             -
      PIMCO Total Return A Fund                                                   -             -             -             -
      Franklin Balance Sheet Investment A Fund                                    -             -             -             -
      Lord Abbett Developing Growth A Fund                                        -             -             -             -
      EuroPacific Growth Fund                                                     -             -             -             -
   Investments at estimated fair value or contract value:

      Investment contracts                                                        -             -    40,586,774             -
      INVESCO Group Trust for Employee Benefit Plans                              -             -    14,025,827             -
      Loans to participants                                                       -             -             -             -
      Promissory note                                                             -             -        96,250             -
      Real estate                                                                 -             -             -             -
                                                                      -------------------------------------------------------
   Total investments                                                    100,891,043    31,264,706    58,693,788    47,309,768
                                                                      -------------------------------------------------------
Total assets                                                            103,003,356    31,264,706    58,700,946    47,309,768
                                                                      -------------------------------------------------------

Liabilities:
   Net unsettled purchases of investments                                 1,495,531             -             -             -
                                                                      -------------------------------------------------------
Net assets available to participating plans                            $101,507,825   $31,264,706   $58,700,946   $47,309,768
                                                                      =======================================================



                                                                                    Deutsche                   Franklin
                                                                                 Institutional               Balance Sheet
                                                                     Real Estate  Equity 500   PIMCO Total   Investment A
December 31, 2000                                                       Fund      Index Fund  Return A Fund      Fund
                                                                      ----------------------------------------------------
Assets:
   Cash                                                                $      -   $         -   $         -   $         -
   Income receivable                                                          -             -             -             -
   Net unsettled sales of investments                                         -             -             -             -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                377,365             -             -             -
      Cash Management Trust of America                                        -             -             -             -
      Cooper Cameron Corporation Common Stock                                 -             -             -             -
      Washington Mutual Investors Fund                                        -             -             -             -
      MFS Massachusetts Investors Growth A Fund                               -             -             -             -
      Deutsche Institutional Equity 500 Index Fund (formerly Bankers
         Trust Institutional Equity 500 Index Fund)                           -    38,419,019             -             -
      PIMCO Total Return A Fund                                               -             -    30,120,194             -
      Franklin Balance Sheet Investment A Fund                                -             -             -    11,246,448
      Lord Abbett Developing Growth A Fund                                    -             -             -             -
      EuroPacific Growth Fund                                                 -             -             -             -
   Investments at estimated fair value or contract value:

      Investment contracts                                                    -             -             -             -
      INVESCO Group Trust for Employee Benefit Plans                          -             -             -             -
      Loans to participants                                                   -             -             -             -
      Promissory note                                                         -             -             -             -
      Real estate                                                       279,080             -             -             -
                                                                      ----------------------------------------------------
   Total investments                                                    656,445    38,419,019    30,120,194    11,246,448
                                                                      ----------------------------------------------------
Total assets                                                            656,445    38,419,019    30,120,194    11,246,448
                                                                      ----------------------------------------------------

Liabilities:
   Net unsettled purchases of investments                                     -             -             -             -
                                                                      ----------------------------------------------------
Net assets available to participating plans                            $656,445   $38,419,019   $30,120,194   $11,246,448
                                                                      ====================================================




                                                                       Lord Abbett
                                                                        Developing
                                                                         Growth A    EuroPacific
December 31, 2000                                                          Fund      Growth Fund   Loan Fund
                                                                      ---------------------------------------
Assets:
   Cash                                                                $         -   $         -   $        -
   Income receivable                                                             -             -            -
   Net unsettled sales of investments                                            -             -            -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                         -             -            -
      Cash Management Trust of America                                           -             -            -
      Cooper Cameron Corporation Common Stock                                    -             -            -
      Washington Mutual Investors Fund                                           -             -            -
      MFS Massachusetts Investors Growth A Fund                                  -             -            -
      Deutsche Institutional Equity 500 Index Fund (formerly Bankers
         Trust Institutional Equity 500 Index Fund)                              -             -            -
      PIMCO Total Return A Fund                                                  -             -            -
      Franklin Balance Sheet Investment A Fund                                   -             -            -
      Lord Abbett Developing Growth A Fund                              10,790,367             -            -
      EuroPacific Growth Fund                                                    -    14,156,301            -
   Investments at estimated fair value or contract value:

      Investment contracts                                                       -             -            -
      INVESCO Group Trust for Employee Benefit Plans                             -             -            -
      Loans to participants                                                      -             -    7,251,474
      Promissory note                                                            -             -            -
      Real estate                                                                -             -            -
                                                                      ---------------------------------------
   Total investments                                                    10,790,367    14,156,301    7,251,474
                                                                      ---------------------------------------
Total assets                                                            10,790,367    14,156,301    7,251,474
                                                                      ---------------------------------------

Liabilities:
   Net unsettled purchases of investments                                        -             -            -
                                                                      ---------------------------------------
Net assets available to participating plans                            $10,790,367   $14,156,301   $7,251,474
                                                                      =======================================

               Cooper Cameron Corporation Retirement Savings Plan

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

Investment income and net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the period) for the separate investment accounts of the Master Trust in which this Plan participates are as follows:


                                           One Day ended December 31           Year ended December 30
                                                     2001                               2001
                                             Net                                Net
                                        Appreciation     Interest and      Appreciation      Interest and
                                       (Depreciation)      Dividends      (Depreciation)       Dividends
                                     -----------------------------------------------------------------------
Cooper Cameron Stock Fund              $  (1,616,268)   $         523     $ (38,528,978)   $      10,365
PRIMCO Stable Value Fund                           -          244,951                 -        2,834,910
Deutsche Institutional Equity 500
   Index Fund                               (331,986)               -        (4,980,492)         794,529
PIMCO Total Return A Fund                    189,753          118,672           (28,507)       2,439,890
Washington Mutual Investors Fund            (206,085)               -          (636,346)       1,264,731
MFS Massachusetts Investors
   Growth A Fund                            (425,848)               -       (11,073,559)               -
Franklin Balance Sheet Investment A
   Fund                                      (13,763)               -         1,510,729          621,112
Lord Abbett Developing Growth A
   Fund                                      (76,169)               -          (811,343)               -
EuroPacific Growth Fund                       32,071                -        (2,037,405)         291,857
Real Estate Fund                                   -              830                 -           17,095
Loan Fund                                          -                -                 -          649,638

PRIMCO Stable Value Fund ("Stable Value Fund")

The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts ("SICs") and in guaranteed investment contracts ("GICs"). The GICs are promises by an insurance company or banks to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. A bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust

               Cooper Cameron Corporation Retirement Savings Plan

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

are composed primarily of corporate bonds, asset-backed securities, government agency securities, and 103-12 investment entities with a total fair value of $47,655,056 and $52,434,269 at December 31, 2001 and December 30, 2000,
respectively. The contract values of the SICs at December 31, 2001 and December 30, 2000 were $46,659,277 and $52,743,892, respectively.

Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 31, 2001, the interest crediting rates for all contracts ranged from 3.08% to 9.52%. At December 31, 2000, the interest crediting rates for all contracts ranged from 4.38% to 9.52%.

For 2001 and 2000, the average annual yield for the investment contracts in the Stable Value Fund was 5.75% and 6.69%, respectively. At December 31, 2001 and December 30, 2000, fair value of the investment contracts in the Stable Value Fund was estimated to be approximately 102% and 99% of contract value, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Stable Value Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs was based on the market value of the assets supporting the SICs.

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

                                                        December 31       December 30      December 30
                                                            2001             2001              2000
                                                     ------------------------------------------------------
Net assets:
   Interest in Cooper Cameron Stock Fund               $    32,321,206   $    33,235,580  $    49,918,576
   Contribution receivable                                     735,801           735,801          991,307
                                                     ------------------------------------------------------
                                                       $    33,057,007   $    33,971,381  $    50,909,883
                                                     ======================================================

               Cooper Cameron Corporation Retirement Savings Plan

4. Non-Participant-Directed Investments (continued)

                                                  One Day ended      Year ended
                                                   December 31      December 30
                                                      2001             2001
                                                --------------------------------

Changes in net assets:
   Contributions                                $          -     $    7,031,573
   Net investment loss from Cooper Cameron
      Corporation Master Trust for Defined
      Contribution Plans                            (914,374)       (19,745,202)
   Benefits paid to participants                           -         (4,224,873)
                                                --------------------------------
Net decrease                                    $   (914,374)    $  (16,938,502)
                                                ================================

5. Income Tax Status

The Plan has been designed to meet the requirements of the IRC under Section 401(a) and, therefore, is not subject to tax under present income tax laws. A favorable determination letter was received from the Internal Revenue Service on September 30, 1997. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter and a new determination letter has been requested but not received. However, the Company believes that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the IRC.

6. Other Changes in Net Assets

For the year ended December 30, 2001, net asset admissions and withdrawals represent the following:

Transfer of assets from Nickles Machine Corporation Defined
  Contribution Matching Plan & Trust                               $ 2,432,900

Transfers to other qualified plans                                      (3,948)
                                                                 ---------------
Net asset admissions                                               $ 2,428,952
                                                                 ===============

               Cooper Cameron Corporation Retirement Savings Plan

7. Subsequent Event

Effective February 1, 2002, the Plan was amended to give participants the unrestricted ability to immediately reallocate their matching accounts from the Cooper Cameron Stock Fund into other investment funds offered by the Plan regardless of age.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER CAMERON CORPORATION
RETIREMENT SAVINGS PLAN


/s/ Jane L. Crowder
-----------------------------------------
By:   Jane L. Crowder
      Member of the Plan Administration
      Committee

Date: June 28, 2002